UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HCA Holdings, Inc.

(as successor to HCA Inc.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

40412C101

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40412C101

1.	Name of Reporting Person Thomas F. Frist, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 271,348,910
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 271,348,910
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,348,910*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.2%X
12.	Type of Reporting Person (See Instructions) IN

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC at December 31, 2011. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No. 40412C101

1.	Name of Reporting Person Thomas F. Frist III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 271,348,910
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 271,348,910
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,348,910*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.2%X
12.	Type of Reporting Person (See Instructions) IN

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC at December 31, 2011. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No. 40412C101

1.	Name of Reporting Person Patricia C. Frist
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 271,348,910
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 271,348,910
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,348,910*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.2%X
12.	Type of Reporting Person (See Instructions) IN

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC at December 31, 2011. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No. 40412C101

1.	Name of Reporting Person Patricia F. Elcan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 41,052
	6.	Shared Voting Power 271,500,627
	7.	Sole Dispositive Power 41,052
	8.	Shared Dispositive Power 271,500,627
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,541,679*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.2%X
12.	Type of Reporting Person (See Instructions) IN

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC and 41,052 shares of HCA Holdings, Inc. held directly by Patricia F. Elcan jointly with her husband and an aggregate of 151,717 shares of HCA Holdings, Inc. held by Mrs. Elcan’s spouse, children and certain trusts at December 31, 2011. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

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1.	Name of Reporting Person William R. Frist
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 56
	6.	Shared Voting Power 271,754,568
	7.	Sole Dispositive Power 56
	8.	Shared Dispositive Power 271,754,568
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,754,624*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.2%X
12.	Type of Reporting Person (See Instructions) IN

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC and 56 shares of HCA Holdings, Inc. held directly by Mr. Frist and an aggregate of 405,668 shares of HCA Holdings, Inc. held by Mr. Frist’s spouse, children and certain trusts at December 31, 2011. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No. 40412C101

1.	Name of Reporting Person Frisco, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 271,348,910
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 271,348,910
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,348,910*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.2%X
12.	Type of Reporting Person (See Instructions) CO

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC at December 31, 2011. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No. 40412C101

1.	Name of Reporting Person Frisco Partners
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Tennessee
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 271,348,910
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 271,348,910
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,348,910*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 62.2%X
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC at December 31, 2011. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011 as reported in the HCA Holdings, Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2011 as filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP No. 40412C101

STATEMENT ON SCHEDULE 13G

This is Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009.

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to the original Statement on Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the “Shares”), of HCA Holdings, Inc. (as successor to HCA Inc.) (the “Issuer”).

Item 1.

(a)	Name of Issuer:

HCA Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Park Plaza
Nashville, Tennessee 37203

Item 2.

(a)	Name of Person Filing:

Thomas F. Frist, Jr.
Thomas F. Frist III
Patricia C. Frist
Patricia F. Elcan
William R. Frist
Frisco, Inc.
Frisco Partners

(b)	Address of Principal Business Office, or, if None, Residence:

3100 West End Avenue, Suite 500
Nashville, TN 37203

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share.

CUSIP No. 40412C101

(e)	CUSIP Number:

40412C101

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Hercules Holding II, LLC (“Hercules”) held 271,348,910 Shares as of December 31, 2011, or 62.2%, of the common stock of the Issuer based on 436,557,300 shares of voting common stock outstanding as of October 31, 2011. The units of Hercules are held by a private investor group, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and affiliates of Dr. Thomas F. Frist, Jr. the founder of the Issuer, all of whom are parties to the limited liability company agreement of Hercules.

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules. However, each such person disclaims membership in any such group and disclaims beneficial ownership of such Shares. Affiliates each of Bain Capital Investors, LLC and Kohlberg Kravis Roberts & Co. L.P. have the right under Hercules’ limited liability company agreement to nominate up to three directors of the Issuer, and affiliates of Dr. Thomas F. Frist, Jr. collectively have the right to nominate up to two directors of the Issuer.

Dr. Thomas F. Frist, Jr. directly owns 60,934.6299 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of his membership in Hercules. Dr. Frist may also be deemed to have indirect beneficial ownership in respect of 204,968.4898 units of Hercules, through an indirect pecuniary interest in such units held by his wife, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Dr. Frist is the trustee of (i) the Thomas F. Frist, Jr. 2009 Grantor Retained Annuity Trust, (ii) the Thomas F. Frist, Jr. 2010 Grantor Retained Annuity Trust, (iii) the Patricia Champion Frist 2010 Grantor Retained Annuity Trust No. 2, (iv) the Thomas F. Frist GST Tax Exempt Trust and (v) Patricia Champion Frist 2011 Grantor Retained Annuity Trust No. 1 and may be deemed to be the beneficial owner of the (i) 5,020,754.8737, (ii) 1,241,490.9985, (iii) 850,928.8834, (iv) 72,589.0649 and (v) 590,117 units, respectively, of Hercules held by these trusts, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Dr. Frist may also be deemed to be the beneficial owner of the (i) 850,931.3884, (ii) 34,673, (iii) 1,303,389 and (iv) aggregate of 3,386,678.7964 units of Hercules held by (i) the Thomas F. Frist, Jr. 2010 Grantor Retained Annuity Trust No. 4, (ii) the Thomas F. Frist, Jr. 2010 Grantor Retained Annuity Trust No. 3 (iii) Thomas F. Frist, Jr. 2011 Grantor Retained Annuity Trust No. 1 and (iv) certain trusts for the benefit of his grandchildren, each of which his wife serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Dr. Frist may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of his position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

CUSIP No. 40412C101

Thomas F. Frist III directly owns 9,496.54 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of his membership in Hercules. Mr. Thomas F. Frist III may also be deemed to have indirect beneficial ownership in respect of 9,496.54 units of Hercules, through an indirect pecuniary interest in such units held by his wife, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. Thomas F. Frist III may be deemed the beneficial owner of the 251,424.0497 units of Hercules held by the Thomas F. Frist 2010 Grantor Retained Annuity Trust, of which he serves as trustee, and the aggregate 28,489.62 units held by certain trusts for the benefit of his children, each of which his sister serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. Thomas F. Frist III may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of his position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Patricia C. Frist directly owns 204,968.4898 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of her membership in Hercules. Mrs. Frist may also be deemed to have indirect beneficial ownership in respect of 60,934.6299 units of Hercules, through an indirect pecuniary interest in such units held by her husband, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Mrs. Frist is the trustee of the Frist Children’s Trust and the Frist Children’s Trust II and may be deemed to be the beneficial owner of the 387,659.7546 and 6,657,331.3176 units of Hercules held by these trusts, respectively, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mrs. Frist is also trustee of (i) the Thomas F. Frist, Jr. 2010 Grantor Retained Annuity Trust No. 4, (ii) the Thomas F. Frist, Jr. 2010 Grantor Retained Annuity Trust No. 3 (iii) Thomas F. Frist, Jr. 2011 Grantor Retained Annuity Trust No. 1 and (iv) certain trusts for the benefit of her grandchildren and may be deemed to be the beneficial owner of the (i) 850,931.3884, (ii) 34,673, (iii) 1,303,389 and (iv) aggregate of 3,386,678.7964 units of Hercules held by these trusts, respectively, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mrs. Frist may also be deemed to be the beneficial owner of the (i) 5,020,754.8737, (ii) 1,241,490.9985, (iii) 850,928.8834, (iv) 72,589.0649 and (v) 590,117 units of Hercules held, respectively, by (i) the Thomas F. Frist, Jr. 2009 Grantor Retained Annuity Trust, (ii) the Thomas F. Frist, Jr. 2010 Grantor Retained Annuity Trust, (iii) the Patricia Champion Frist 2010 Grantor Retained Annuity Trust No. 2, (iv) the Thomas F. Frist GST Tax Exempt Trust and (v) Patricia Champion Frist 2011 Grantor Retained Annuity Trust No. 1, each of which her husband serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mrs. Frist may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of her position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Patricia F. Elcan directly owns 41,052 shares of the Issuer and 776,573.9641 units of Hercules jointly with her husband. Mrs. Elcan may also be deemed to have indirect beneficial ownership in respect of 34,951 shares of the Issuer and 661,193.1343 units of Hercules, through an indirect pecuniary interest in such units held by her husband and her children. In addition, Mrs. Elcan is the trustee of The Patricia Frist Elcan 2010 Annuity Trust I and may be deemed to be the beneficial owner of the 12,623 shares of the Issuer and the 238,801.0497 units of Hercules held by such trust. Mrs. Elcan’s husband is the trustee of Patricia F. Elcan Grat III Trust II and Mrs. Elcan may be deemed to be the beneficial owner of the 23,148 shares of the Issuer and the 437,898.2045 units of Hercules held by such trust. Mrs. Elcan’s husband is also the trustee of Patricia F. Elcan Grat II Trust I and Mrs. Elcan may be deemed to be the beneficial owner of the 11,943 shares of the Issuer and the 225,920.9997 units of Hercules held by such trust. Mrs. Elcan may also be deemed to be the beneficial owner of the 22,049 shares of the Issuer and the 417,093.8945 units of Hercules held by Elcan Investment Partnership. Mrs. Elcan’s husband is the

CUSIP No. 40412C101

trustee of Elcan Children’s Trust and Mrs. Elcan may be deemed to be the beneficial owner of the 8,495 shares of the Issuer and the 160,712.7998 units of Hercules held by such trust. Mrs. Elcan’s husband is the trustee of The Patricia Frist Elcan 2011 Family Trust and Mrs. Elcan may be deemed to be the beneficial owner of the 3,318 shares of the Issuer and the 62,779.3599 units of Hercules held by such trust. Mrs. Elcan is also the trustee of three additional grantor retained annuity trusts for the benefit of her children and Mrs. Elcan’s husband is the trustee of three additional grantor retained annuity trusts for the benefit of her children and Mrs. Elcan may, accordingly, be deemed to be the beneficial owner of the aggregate of 35,190 shares of the Issuer and aggregate of 665,724.9294 units of Hercules held by such trusts. Mrs. Elcan may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of her position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

William R. Frist directly owns 56 shares of the Issuer and 1,065.745 units of Hercules. Mr. William R. Frist may also be deemed to have indirect beneficial ownership in respect of 4,128 shares of the Issuer and 78,155.825 units of Hercules, through an indirect pecuniary interest in such shares and units held by his children and his wife. In addition, Mr. William R. Frist may be deemed the beneficial owner of the 60,678 shares of the Issuer and the 1,147,828.7937 units of Hercules held by the William R. Frist Family Partnership, of which his wife serves as trustee, the 12,623 shares of the Issuer and the 238,801.0497 units of Hercules held by The William Frist 2010 GRAT Trust, of which he serves as trustee, and the 328,229 shares of the Issuer and the 6,208,962.9777 units of Hercules held by The William R. Frist 2010 Family GRAT Trust, of which he serves as trustee. Mr. William R. Frist may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of his position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Frisco, Inc. directly owns 36,629,163.8593 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of its membership in Hercules. Frisco, Inc. is a corporation organized under Delaware law, the directors of which are Dr. Thomas F. Frist, Jr., Patricia C. Frist, Patricia F. Elcan, Thomas F. Frist III and William R. Frist, and the officers of which include Patricia C. Frist. Each of such individuals may be deemed to share voting and dispositive power with respect to any shares beneficially owned by Frisco, Inc. In addition, Frisco, Inc. may be deemed to have indirect beneficial ownership in respect of 78,401,351.0358 units of Hercules (which includes the 36,629,163.8593 units referenced above) by virtue of proxies assigned to Frisco, Inc. by certain trusts and investment entities, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Frisco Partners may be deemed to have indirect beneficial ownership in respect of 78,401,351.0358 units of Hercules by virtue of proxies assigned to Frisco Partners by certain trusts and investment entities, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Frisco Partners is a general partnership organized under Tennessee law, the partners of which are Dr. Thomas F. Frist, Jr., Patricia F. Elcan, Thomas F. Frist III and William R. Frist.

CUSIP No. 40412C101

(b)	Percent of class: See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4(a).

As stated in Item 4 above, Hercules Holding II, LLC held 271,348,910 shares as of December 31, 2011, or 62.2%, of the Shares of the Issuer. Hercules Holding II, LLC is held by a private investor group, including affiliates of each of Bain Capital Investors, LLC and Kohlberg Kravis Roberts & Co. L.P. and by affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer. Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares reported on this Schedule 13G. The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

CUSIP No. 40412C101

Affiliates of Bain Capital Investors, LLC	Affiliates of Kohlberg Kravis Roberts & Co. L.P.

BCIP TCV, LLC Bain Capital Integral Investors 2006, LLC Bain Capital Hercules Investors, LLC

KKR Millennium Fund L.P.

KKR Associates Millennium L.P.

KKR Millennium GP LLC

KKR 2006 Fund L.P.

KKR Associates 2006 L.P.

KKR 2006 GP LLC

OPERF Co-Investment L.L.C.

KKR PEI Investments, L.P.

KKR PEI Associates, L.P.

KKR PEI GP Limited

Kohlberg Kravis Roberts & Co. L.P.

KKR & Co. L.L.C.

KKR Partners III, L.P.

KKR III GP L.L.C.

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 40412C101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2012

/s/ Natalie H. Cline, Attorney-in-Fact
Thomas F. Frist, Jr.

/s/ Natalie H. Cline, Attorney-in-Fact
Thomas F. Frist III

/s/ Natalie H. Cline, Attorney-in-Fact
Patricia C. Frist

/s/ Natalie H. Cline, Attorney-in-Fact
Patricia F. Elcan

/s/ Natalie H. Cline, Attorney-in-Fact
William R. Frist

FRISCO, INC.

By:	/s/ Natalie H. Cline, Attorney-in-Fact
Name:
Title:

FRISCO PARTNERS

By:	/s/ Natalie H. Cline, Attorney-in-Fact
Name:
Title:

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Thomas F. Frist, Jr. on February 17, 2009).

2	Power of Attorney of Thomas F. Frist, Jr. (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Thomas F. Frist, Jr. on April 29, 2008).

3	Power of Attorney of Thomas F. Frist III (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Thomas F. Frist III on April 29, 2008).

4	Power of Attorney of Patricia C. Frist (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Patricia C. Frist on April 29, 2008).

5	Power of Attorney of Patricia F. Elcan (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Patricia F. Elcan on April 29, 2008).

6	Power of Attorney of William R. Frist (incorporated by reference to Exhibit 24.3 to the Form 3 filed by William R. Frist on April 29, 2008).

7	Power of Attorney of Frisco, Inc. (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Frisco, Inc. on April 29, 2008).

8	Power of Attorney of Frisco Partners (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Frisco Partners on April 29, 2008).